UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2009

Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar and Q-Cells Announce Continuation of Supply Contract
     We, LDK Solar Co., Ltd., a leading manufacturer of multicrystalline solar wafers, and Q-Cells SE, or Q-Cells, have jointly announced that we and Q-Cells have reached an agreement to continue our supply contract for solar wafers from 2009 to 2018. During recent amicable negotiations, we and Q-Cells resolved all differences of opinion over the interpretation of the agreement and neither side will pursue legal action. Q-Cells also agreed to no longer pursue measures to collect the bank guarantee. Joint business activities between Q-Cells and us remain unchanged.
     We and Q-Cells have agreed to increase the flexibility of the delivery schedule. Flexible pricing based on market levels and Q-Cells’ preferred customer status will apply for the entire remainder of the contract term. A portion of shipments scheduled in the years 2009 to 2011 have been postponed to the period 2012 to 2018. Q-Cells will receive around 20% in the current year and at least one third of the originally agreed volumes in 2010 and 2011. Q-Cells also has the option to increase these volumes if needed. The total delivery volume for the entire 10-year term of the contract remains unchanged at approximately six gigawatts. In addition to the amendment, we and Q-Cells have finalized an agreement to expand our cooperation in the areas of cell and module processing. Q-Cells will supply solar cells to us on a tolling basis and we will supply modules to Q-Cells on the same basis.
     Our press release issued on December 4, 2009 is attached hereto as Exhibit 99.1.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: December 7, 2009

EXHIBIT 99.1: PRESS RELEASE
LDK Solar and Q-Cells Announce Continuation of Supply Contract
XINYU CITY, China and SUNNYVALE, Calif. and BITTERFELD-WOLFEN, Germany, December 4, 2009 – LDK Solar Co., Ltd. (NYSE: LDK) and Q-Cells SE (QCE; ISIN DE0005558662) jointly announce that the two companies have reached an agreement to continue their supply contract for solar wafers from 2009 to 2018. During recent amicable negotiations, the two companies resolved all differences of opinion over the interpretation of the agreement and neither side will pursue legal action. Q-Cells also agreed to no longer pursue measures to collect the bank guarantee. Joint business activities between the two companies remain unchanged.
LDK Solar and Q-Cells have agreed to increase the flexibility of the delivery schedule. Flexible pricing based on market levels and Q-Cells’ preferred customer status will apply for the entire remainder of the contract term. A portion of shipments scheduled in the years 2009 to 2011 have been postponed to the period 2012 to 2018. Q-Cells will receive around 20% in the current year and at least one third of the originally agreed volumes in 2010 and 2011. Q-Cells also has the option to increase these volumes if needed. The total delivery volume for the entire ten-year term of the contract remains unchanged at approximately 6 Giga Watts. In addition to the amendment, the parties have finalized an agreement to expand their cooperation in the areas of cell and module processing. Q-Cells will supply solar cells to LDK Solar on a tolling basis and LDK Solar will supply modules to Q-Cells on the same basis.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
About Q-Cells SE
Established in 1999, Q-Cells is one of the biggest photovoltaics companies in the world. In 2008, the company manufactured solar cells and thin-film modules with a total output of 574 Megawatt peak (MWp). At Q-Cells, more than 250 scientists and engineers are working on enhancing the technology in order to achieve the company’s aim: reducing the costs of photovoltaics quickly and permanently, and making the technology affordable and competitive. In addition to the activities in the core business, several subsidiaries of Q-Cells SE have been producing photovoltaic modules based on various thin-film technologies since mid-2008. With Q-Cells International GmbH, the company also plans and develops large photovoltaic systems. The company currently has around 2,600 employees. Q-Cells SE is currently commissioning a production facility in Malaysia, has branches in Hong Kong, China and Japan and is listed on the Frankfurt stock exchange (QCE; ISIN DE0005558662) and in the German technology index TecDAX.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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